August 31, 2010

Via Facsimile (703) 813-6967

EDGAR Transmission and Overnight Delivery

Mr. Max A. Web, Assistant Director

Ms. Tonya Bryan, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Re:	SEC Comment Letter dated August 6, 2010

Lydall, Inc. Form 10-K, filed February 26, 2010, and

Definitive Proxy Statement on Schedule 14A, filed March 17, 2010

File No.: 001-07665

Dear Mr. Webb and Ms. Bryan:

Thank you for your letter dated August 6, 2010, providing comments on the Annual Report on Form 10-K, filed on February 26, 2010 (the “Annual Report”), and the Definitive Proxy Statement on Schedule 14A, filed on March 17, 2010 (the “Proxy Statement”), of Lydall, Inc. (“Lydall” or the “Company”). We appreciate your input and trust that you will find this letter responsive to your comments.

For your convenience, the comments set forth in your letter are reproduced below in bold face type and the Company’s response to each comment is set forth immediately after the comment. Each of the numbered paragraphs corresponds to the numbered paragraphs in your letter and includes the caption used in the letter.

Form 10-K

Item 1A. Risk Factors, page 4

1.	We note your disclosure in the first paragraph of this section that your “financial condition, operating result and cash flow can be impacted by a number of factors, including, but not limited to those described below.” All material risks should be discussed in this section. In future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Mr. Max A. Web, Assistant Director

Ms. Tonya Bryan, Attorney-Advisor

U.S. Securities and Exchange Commission

August 31, 2010

The Company hereby confirms that, in its future filings, it will expressly state that the listed risk factors constitute all material risk factors known to management in accordance with the requirements of Item 1A of Form 10-K and Item 503(c) of Regulation S-K.

Executive Officers of the Registrant, page 10

2.	Please confirm that in future filings you will briefly describe the business experience during the past five years of each of your executive officers. Refer to Item 401(e) of Regulation S-K.

The Company hereby confirms that, in its future filings, it will briefly describe the business experience during the past five years of each of its executive officers.

Item 11. Executive Compensation, page 36

3.	In future filings, please revise this section to incorporate the information under the heading “Potential Payments Upon Termination or Change-in-Control” in the proxy statement or please advise. Refer to Item 402(j) of Regulation S-K.

The Company hereby confirms that, in its future filings, it will incorporate the information set forth in future proxy statements under the heading “Potential Payments Upon Termination or Change-In-Control” in Item 11, Executive Compensation.

Definitive Proxy Statement on Schedule 14A

General

4.	In future filings, please remove the words “Confidential, for Use of the Commission Only” from the cover page of your Schedule 14A or advise.

The Company did not check the “Confidential” box on the cover of the Proxy Statement, which, because of a formatting error, appears to be a legend on the right side of the page. The Company undertakes to ensure that the presentation of the item “Confidential, for Use of the Commission Only” (as permitted by Rule 14a-6(e)(2)) conforms to the requirements of Schedule 14A by placing it “left justified” with the other corresponding items on the cover page of all future filings on Schedule 14A.

Mr. Max A. Web, Assistant Director

Ms. Tonya Bryan, Attorney-Advisor

U.S. Securities and Exchange Commission

August 31, 2010

5.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

The Company did not include any disclosure in response to Item 402(s) of Regulation S-K because it concluded that its compensation policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company. The process undertaken to reach this conclusion included the following:

In connection with the Company’s annual assessment of its compensation policies and practices in January and February 2010, the Company reviewed its compensation policies and practices and prepared a summary identifying the nature of the policy or practice, the applicable performance period, the type of award, the eligible participants, the applicable metrics, the target award, the target allocation, the payout or vesting schedule, the impact of exceeding targets, forfeiture conditions, certification of results, program approvals and risk factors. The Company undertook this analysis to facilitate an assessment of resulting risk at both an individual policy or plan level and on an overall basis. The summary was distributed to all members of the Board of Directors in advance of the regularly scheduled February Board and Committee meetings.

At its regularly scheduled February meeting, the Compensation Committee reviewed the Company’s compensation programs, policies and practices for all employees and concluded that the attendant risks are not reasonably likely to have a material adverse effect on the Company. In reaching these conclusions, the Committee considered the above-described summary of all compensation policies and practices, the components thereof, the effect such policies and practices might have on inducing eligible employees to take inappropriate risks, and the nature and risks of the Company’s various business units.

Benchmarking, page 17

6.	We note your disclosure that your compensation consultant’s report “applied the findings of the 2008/2009 Watson Wyatt Top Management Compensation Survey and the Mercer Executive Benchmarking Database.” Please advise us whether benchmarking to the Watson Wyatt Top Management Compensation Survey and the Mercer Executive Benchmarking Database is material to your compensation policies and decisions. If so, please confirm to us that in future filings you will list the companies to which you benchmark and disclose the degree to which the compensation committee considered such companies comparable to you. Refer to Item 402(b) (2) (xiv) of Regulation S-K.

Benchmarking to the 2008/2009 Watson Wyatt Top Management Compensation Survey and the 2008 Mercer Executive Benchmark Database was not material to the Company’s compensation policies and decisions. If benchmarking to such reports or similar reports in the future is material to such future policies and practices, the Company confirms that, in its future filings, if, and to the extent possible, it will list the companies to which it benchmarks and disclose the degree to which the Compensation Committee considered such companies comparable to it.

Annual Incentive Performance Program, page 18

7.

We note your disclosure on page 18 that your named executive officers are eligible to receive cash bonuses if specific financial targets are achieved. Please confirm that in future filings you will quantify all company-wide performance targets or please provide us with your analysis for concluding that the disclosure of such targets is

Mr. Max A. Web, Assistant Director

Ms. Tonya Bryan, Attorney-Advisor

U.S. Securities and Exchange Commission

August 31, 2010

not required because it would result in competitive harm and such disclosure may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or case, associated with achieving performance goals either corporately or individually are not sufficient.

The Company hereby confirms that, in its future filings, in connection with disclosure of the Company’s incentive compensation it will quantify and disclose all company-wide performance targets related to completed fiscal years that are material to an understanding of compensation earned by the Company’s Named Executive Officers for the year(s) under discussion in the relevant filing.

The Company believes that the targets established for incentive compensation performance cycles that are in progress at the time of an annual proxy statement would not be expected to be material to its executive compensation decisions relating to the earned incentive compensation required to be discussed in that proxy statement (and in accordance with the Staff’s Compliance and Disclosure Interpretation No. 118.04 would not be disclosed); however, should the Company determine that targets for performance periods in progress were material to a complete understanding of the earned incentive compensation discussed in the filing, it would at such time determine whether under the facts then existing such disclosure would cause competitive harm meeting the standard for nondisclosure set forth in Instruction 4 to Item 402(b).

*****************

As requested in your letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the Company’s SEC filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Max A. Web, Assistant Director

Ms. Tonya Bryan, Attorney-Advisor

U.S. Securities and Exchange Commission

August 31, 2010

Once again, thank you for your comments. If I can be of assistance in answering any additional questions in connection with this response, please call me at (860) 327-0202.

Sincerely,

/s/ Paul G. Igoe
Paul G. Igoe
Vice President, General Counsel and Secretary

cc:	Dale G. Barnhart, President and Chief Executive Officer